


SECURI. 04001456 .MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue
                            (No. and Street)

Raleigh   NC   27603
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard K. Bryant, Sue Ellen Harrington   919-831-2370
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
            (Name – if individual, state last, first, middle name)

RECEIVED
FEB 2 5 2004
181

P. O. Box 18068   Raleigh   NC   26719
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSF
MAR 16 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Richard K. Bryant__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Capital Investment Brokerage, Inc.__ , as
of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
                               Signature

President
_____
          Title

_____
    Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT BROKERAGE, INC.

Financial Statements

and Internal Control Report

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Capital Investment Brokerage, Inc.:

We have audited the accompanying balance sheets of Capital Investment Brokerage, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of income and retained earnings and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 10, 2004

CAPITAL INVESTMENT BROKERAGE, INC.

Balance Sheets

December 31, 2003 and 2002

Assets

	2003	2002
Current assets:		
Cash and cash equivalents	$ 227,353	403,764
Accounts receivable	144,515	152,137
Total current assets	371,868	555,901
Property and equipment, at cost:		
Office equipment	65,116	65,116
Less accumulated depreciation	(65,116)	(61,612)
Property and equipment, net	-	3,504
Goodwill	260,435	260,431
	$ 632,303	819,836

Liabilities and Stockholders' Equity

	2003	2002
Current liabilities:		
Commissions payable	107,951	169,670
Line of credit	4,585	10,444
Accounts payable	17,471	11,813
Accrued retirement	12,000	12,000
Total current liabilities	142,007	203,927
Stockholders' equity:		
Common stock, no par value	386,000	386,000
Retained earnings	104,296	229,909
Total stockholders' equity	490,296	615,909
	$ 632,303	819,836

See accompanying notes to financial statements.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2003 and 2002

	2003	2002
Revenues	$ 3,697,910	3,553,228
Operating expenses:		
Wages, salaries and management fees	458,281	361,535
Commissions	2,795,547	2,549,867
Registration and fees	28,991	8,159
Publications	1,021	550
Legal and professional	86,714	62,563
Continuing education	2,307	1,264
Travel and entertainment	240	656
Insurance	19,062	19,816
Promotion	-	370
Taxes and licenses	8,808	3,396
Depreciation and amortization	3,500	3,886
Goodwill impairment loss	-	25,000
Retirement	12,000	13,000
Miscellaneous	10,285	7,214
	3,426,756	3,057,250
Operating income	271,154	495,978
Other income (expense):		
Interest income	24,588	10,587
Interest expense	(302)	(432)
	24,286	10,155
Net income	295,440	506,133
Retained earnings, beginning of year	229,909	165,881
Dividends paid	(421,053)	(442,105)
Retained earnings, end of year	$ 104,296	229,909

See accompanying notes to financial statements.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 295,440	506,133
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	3,504	3,860
Goodwill impairment loss	-	25,000
Changes in operating assets and liabilities:		
Accounts receivable	7,622	29,438
Accrued retirement	-	1,000
Accounts payable	5,654	10,413
Commissions payable	(61,719)	21,002
Net cash provided by operating activities	250,501	596,846
Cash flows from financing activities:		
Repayment of bank loans	(5,859)	(2,959)
Payments of dividends	(421,053)	(442,105)
Net cash used in financing activities	(426,912)	(445,064)
Net (decrease) increase in cash and cash equivalents	(176,411)	151,782
Cash and cash equivalents, beginning of year	403,764	251,982
Cash and cash equivalents, end of year	$ 227,353	403,764
Supplemental disclosure of cash flow information:		
Interest paid	$ 302	432

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Brokerage, Inc., a North Carolina corporation, on October 15, 1996 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in approximately fifteen other states. It operates in states other than North Carolina primarily through independent representatives.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2003 and 2002.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no provision for income taxes for the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) Organization and Significant Accounting Policies, Continued

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition and was being amortized on the straight line method over fifteen years. See note 8 for treatment of goodwill effective January 1, 2002.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $219,236 which was $169,236 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.65 to 1.

(3) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2003 and 2002:

	Shares
Common stock - class A, voting, 51,500 shares authorized, 28,601 issued and outstanding	28,601
Common stock - class B, non-voting 48,500 shares authorized, 26,675 issued and outstanding	26,675
Total shares	55,276

(4) Related Parties

The Company is related to Capital Investment Group, Inc. by common ownership. The Company paid Capital Investment Group, Inc. $180,000 in 2003 and $135,000 in 2002 in management fees for the use of its office space and support staff.

The Company receives fees from Capital Investment Counsel, Inc. (a related company) as required by SEC and NASD regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2003 and 2002 were $507,847 and $560,667, respectively.

(4) Related Parties, Continued

The Company also receives fees from the Capital Value Fund, which is a balanced mutual fund managed by employees of Capital Investment Counsel, Inc. Total fees received in 2003 and 2002 were $36,678 and $41,648, respectively.

(5) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2003 and 2002 were $12,000 and $13,000, respectively.

(6) Line of Credit

The Company maintains a line of credit with a bank with a maximum credit limit of $150,000 and interest payable monthly at the bank's prime rate (5% as of December 31, 2003 and 2002). The line is collateralized by accounts receivable and equipment. The total amount outstanding as of December 31, 2003 and 2002 was $4,585 and $10,444, respectively.

(7) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2003 and 2002, the Company's uninsured cash balances total $80,500 and $221,991, respectively.

(8) Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". The Statement requires, among other things, the discontinuation of goodwill amortization for business combinations and completion of a transitional goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. Due to continued decline in stock values, operating profits and cash flows were lower than expected in 2002. Based on that trend, an impairment loss of $25,000 was recorded for 2002. No further impairment occurred in 2003.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Changes in Stockholders' Equity

Years ended December 31, 2003 and 2002

	Common stock	Retained earnings	Total
Balance, December 31, 2001	386,000	165,881	551,881
Net income for 2002	-	506,133	506,133
Dividends paid	-	(442,105)	(442,105)
Balance, December 31, 2002	386,000	229,909	615,909
Net income for 2003	-	295,440	295,440
Dividends paid	-	(421,053)	(421,053)
Balance, December 31, 2003	$ 386,000	104,296	490,296

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003 and 2002

	2003	2002
Total assets	$ 632,303	819,836
Deduct: Aggregate indebtedness	(142,007)	(203,927)
Net worth	490,296	615,909
Add: Excluded indebtedness	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-liquid assets	(267,450)	(285,836)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(3,610)	(6,440)
Net capital	$ 219,236	323,633
Net capital requirements:		
Broker-dealer minimum	$ 50,000	50,000
Net capital in excess of requirements	169,236	273,633
Net capital as computed above	$ 219,236	323,633
Net capital per December 31 Focus report	$ 219,236	323,633
Adjustments	-	-
Adjusted net capital, December 31	$ 219,236	323,633

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2003 and 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Brokerage, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Brokerage, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

11

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 10, 2004